Exhibit (d)(2)

Schedule A

(As of October 3, 2025)

Funds

Series	Annual Rate of Average Daily Net Assets	Initial Board Approval Date	Shareholder Approval Date	Initial Effective Date	Termination Date
Amplify Ethereum Max Income Covered Call ETF	0.79%	August 12, 2025	October 1, 2025	October 3, 2025	August 12, 2027
Amplify Ethereum 3% Monthly Option Income ETF	0.79%	August 12, 2025	October 1, 2025	October 3, 2025	August 12, 2027